82-4930



Member of the LBBW Group



05005694

The Managing Board

To our business partners


SEC MAIL
PROCESSING
RECEIVED
FEB 01 2005
WASH, D.C.
179
SECTION

Mainz, January 2005

SUPPL

## New Statutes of LRP

Ladies and gentlemen, dear business partners,

We are pleased to send you enclosed the new statutes of our institution. With the retirement of WestLB, which held 37.5% of our nominal capital until 4 October 2004, the foundations for a new realignment of our ownership structure were laid. After a transitional period, in which the Savings Banks and Giro Association of Rheinland-Pfalz held 80% and Landesbank Baden-Württemberg (LBBW) 20% of the nominal capital as guarantors, a 100% parent-subsidiary structure was established with LBBW as of January 2005. Simultaneously, Landes-Bausparkasse Rheinland-Pfalz, formerly a division of the Bank, was spun off after more than 30 successful years and is now a separate entity under the ownership of the Savings Banks Associations of Rheinland-Pfalz and Baden-Württemberg.

The new ownership structure enables us to continue the solid track record of our business policy as an independent enterprise after the abolition of the guarantee obligation. As an integral part of LBBW Group, LRP focuses its banking activities particularly on medium-sized enterprises. Together with its group companies, LRP caters to the needs of its customers as an efficient banking partner with its own branding and focus on counseling-oriented corporate finance, real-estate financing, comprehensive support of the Rheinland-Pfalz savings banks as well as its municipal and promotional lending business, particularly in Rheinland-Pfalz.

On 31 December 2004, Dr. h.c. Klaus G. Adam resigned as Chairman of the Managing Board after 22 years of successful activities as a Member of the Managing Board (15 as its chairman). Dr. Friedhelm Plogmann has been appointed as his successor as of 1 January 2005.

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Yours faithfully,

Dr. Friedhelm Plogmann | Werner Fuchs | Paul K. Schminke

Enclosure

Chairman of the Supervisory Board:
Dr. Siegfried Jaschinski

Chairman of the Guarantors' Meeting:
Heinrich Haasis

Managing Board:

Dr. Friedhelm Plogmann (Chairman)
Werner Fuchs
Paul K. Schminke

Grosse Bleiche 54-56
D-55098 Mainz
Telephone (+49 61 31) 13-01

Amtsgericht (local court) Mainz HRA 3557

Rule 12g3-2(b)
File No. 82-4939



LRP

STATUTES

LRP Landesbank Rheinland-Pfalz

Member of the LBBW Group

# INTRODUCTION

LRP Landesbank Rheinland-Pfalz (hereinafter referred to as the "Bank") is an institution established under public law (Anstalt des öffentlichen Rechts) and has its head office in Mainz.

The Bank's Guarantors are Landesbank Baden-Württemberg and LBBW Finance-Holding GmbH.

Landesbank Baden-Württemberg holds 80 % and LBBW Finance-Holding GmbH holds 20 % of the Bank's nominal capital.

Each Guarantor is fully liable, without restriction, for the obligations of the Bank. Creditors of the Bank can only demand payment from the Guarantors to the extent they are not paid out of its assets.

The Guarantors ensure that the Bank is able to meet its obligations (Maintenance Obligation/Anstaltslast).

Based on the agreement with the EU Commission on the matter of Maintenance Obligation (Anstaltslast) and Guarantee Obligation (Gewährträgerhaftung) of 17 July 2001, the Guarantee Obligation will be abolished after a four-year transition period from 19 July 2001 to 18 July 2005. The Maintenance Obligation will be replaced by a "normal commercial relationship" between the owners and the Bank.

From 19 July 2005 the term "Guarantor" will be replaced by the term "Owner" in these Statutes. This applies also to compound words, except for the provision under Section 1, Subsection 4, No. 4 of these Statutes.

All liabilities incurred by 18 July 2001 (inclusive) remain fully covered by the Guarantee Obligation, irrespective of their final maturity. For all liabilities created during the transition period from 19 July 2001 to 18 July 2005, the Guarantee Obligation will only apply, if their final maturity does not lie beyond 31 December 2015.

The Bank's disability of insolvency will be abolished as of 19 July 2005.

The Bank is eligible for trustee investments.

The legal form of the Bank, the liability of its Guarantors and the provisions pertaining to its eligibility of trustee investments are laid down for the time being under Sections 26, 26 c of the Savings Banks Act (Sparkassengesetz) of the State of Rheinland-Pfalz of 1 April 1982 (GVBl. S.113, BS 76-3), as last amended by the law of 22 December 2004 (GVBl. S. 545). Effective 19 July 2005, Sections 26, 26 c of the Savings Banks Act of the State of Rheinland-Pfalz will be amended and a new Section 30 a will be added.

Statutes of 2 December 2004
Published
in the State Gazette of Rheinland-Pfalz
(Staatsanzeiger Rheinland-Pfalz)
dated 17 January 2005
and in the Federal Gazette (Bundesanzeiger)
dated 4 January 2005
The German text is the governing version of these Statutes.

## TABLE OF CONTENTS

## § 1 Objects

(1) It is the duty of LRP Landesbank Rheinland-Pfalz to act as a state and municipal bank and as central bank to the savings banks.

(2) In its capacity as a state and municipal bank, the Bank assists the State of Rheinland-Pfalz, its local authorities and allied enterprises. The Bank is entitled to grant government and state loans for the promotion of residential housing refurbishment and to issue administrative acts. The Bank may carry out such measures also in a fiduciary capacity. Transfer of responsibilities in the area of urban development promotion is subject to an ordinance issued by the Ministry concerned.

(3) Together with Landesbank Baden-Württemberg the Bank functions as central bank to the Rheinland-Pfalz savings banks. It administers the savings banks' liquid assets and provides adequate loans for the savings banks and fulfills such duties as result from its association with the savings banks.

(4) The Bank carries on the business of banking in all its forms and any other business activities which may serve this purpose.
In particular it is authorized to:
1. carry out municipal, mortgage and other private sector loan transactions,
2. acquire and dispose of real estate and rights equivalent to real estate,
3. take shareholdings in other enterprises and organizations through the acquisition of equity capital and the assumption of liability for their obligations. The Bank may also enter into other commercial relationship with such organizations, and is authorized to maintain independent establishments of its own.

4. take shareholdings in enterprises which are legal entities under public law, without assuming the function of a Guarantor,
5. issue mortgage bonds, municipal bonds and other bonds.

(5) The Bank shall conduct its activities in accordance with commercial principles.

## § 2 Executive Bodies

The executive bodies of the Bank are:
1. the Guarantors' Meeting,
2. the Supervisory Board,
3. the Managing Board.

## § 3 Guarantors' Meeting – Composition

(1) The Guarantors' Meeting is composed of three representatives of the Guarantors. The representatives of the Guarantors shall only cast identical votes.
The Chairman and the Vice Chairman of the Guarantors' Meeting shall be determined by the Guarantors for a term of five years.

(2) Should one of the representatives of the Guarantors be prevented or excluded from voting, his vote shall be cast by the other representatives of this Guarantor.

## § 4 Tasks of the Guarantors' Meeting

(1) The Guarantors' Meeting shall determine:
1. the appointment and removal of the Chairman, the Vice Chairman and the other members of the Managing Board, the distribution of business responsibility as well as the Managing Board's procedural rules,
2. the settlement of contracts of employment with members of the Managing Board,
3. the principles of business and risk policy,
4. the determination and alteration of the nominal capital and fund raising including profit participation certificates, silent capital contributions,

subordinated liable funds and other forms of capital in accordance with the Banking Law,
5. branches and representative offices,
6. approval of the annual financial statements of the Bank and the Group,
7. appropriation of profit and coverage of a possible loss,
8. formal approval of the actions of the members of the Managing Board and of the Supervisory Board, whereby such approval shall not be construed as waiver of any right of indemnity,
9. appointment of the auditor,
10. determination of the remuneration for the members of the Supervisory Board, its committees and for the members of the Advisory Boards as well as travel and per diem allowance for such members,
11. amendments to the Statutes,
12. intercompany agreements as defined by Sections 291 and 292 of the Companies Act (Aktiengesetz).

(2) The Guarantors' Meeting can establish general guidelines for the acquisition of shareholdings by the Bank and by entities in which the Bank holds a controlling interest. Acquisition of shareholdings of more than 25 % in another company, or increase or disposal of such shareholdings in full or in part by the Bank or any company in which the Bank holds a controlling interest is subject to the approval of the Guarantors' Meeting.
Sentence 2 shall not apply to any shareholdings, if the change in the capital investment does not exceed € 4.0 million from time to time, and to shareholdings which are considered loans in economic terms. In such cases the Managing Board is authorized to execute such transactions with the approval of the Credit Committee.
In general, the approval of the Credit Committee is not required for changes in the capital investment of up to € 2.0 million.

If acquisition, disposal or change of such shareholdings are of particular strategic importance or if they constitute extraordinary equity or liability risks for the Bank, the approval of the Guarantors' Meeting has to be obtained deviating from Sentences 3 and 4, and the approval of the Credit Committee, respectively, deviating from Sentence 5. In any case, shareholdings according to Section 1, Subsection 4, No. 4 require the approval of the Guarantors' Meeting.

(3) The Chairman of the Guarantors' Meeting shall represent the Bank vis-à-vis the members of the Managing Board.

## § 5 Meetings of the Guarantors

(1) The meetings of the Guarantors shall be convened at least once a year by the Chairman and at other times if one of the Guarantors, the Supervisory Board or the Managing Board do so request, specifying the agenda for the meeting. The members of the Managing Board attend the meeting in an advisory capacity.

(2) In urgent cases, the Chairman of the Guarantors' Meeting may carry out a vote by written correspondence. Resolutions passed in this way shall be adopted if no member of the Guarantors' Meeting opposes the procedure, and if a majority of these members consent to the resolutions submitted.

(3) Further details shall be dealt with in rules of procedure established by the Guarantors' Meeting.

## § 6 Composition of the Supervisory Board

(1) The Supervisory Board is composed of the following:

1. twelve members nominated by the Guarantors of which seven shall be nominated by the Savings Banks and Giro Association of Rheinland-Pfalz (Sparkassen- und Giroverband Rheinland-Pfalz) and two by the State of Rheinland-Pfalz. The

members delegated by the Guarantors themselves are entitled to four votes per seat, the Savings Banks and Giro Association of Rheinland-Pfalz and the State of Rheinland-Pfalz are entitled to one vote per seat and

2. six employees of the Bank attending in an advisory capacity.

The Chairman of the Managing Board of Landesbank Baden-Württemberg presides over the Supervisory Board. The Vice Chairman shall be elected for a term of five years from among its members upon the proposal of the Guarantors pursuant to Subsection 1, No. 1.

A substitute shall be designated for each of the members under Subsection 1, No. 1.

(2) The employees' representatives are elected by direct, secret ballot. Voting rights, eligibility and selection procedures are governed by the Representation of Employees Act of the State of Rheinland-Pfalz (Personalvertretungsgesetz für Rheinland-Pfalz) of 24 November 2000 (GVBl. S. 529), as last amended by the law of 21 July 2003 (GVBl. S. 167), BS 2035-1 and the guidelines issued thereunder on the condition that no group election is being held.

(3) The Chairman shall hold office for a term of five years. His appointment shall remain in force when the term of office expires, until a new Chairman has been appointed. Members shall hold office for a term of five years and shall remain in office until the newly appointed Supervisory Board meets for the first time. Should a member appointed under Subsection 1, No. 1 resign from the Supervisory Board before expiration of that term of office, a new member shall be appointed for the remainder of the term. Should a member appointed under Sub-

section 1, No. 2 resign from the Supervisory Board before expiration of that term of office, the vacancy shall be filled for the remainder of the term by the next following elected substitute member; in the event of any member appointed under Subsection 1, No. 2 being temporarily unable to attend the next following elected substitute member shall take his/her place for the duration of this absence.

(4) Only such persons who possess particular and economic expertise and experience and who are able to further the aims of the Bank shall be appointed members of the Supervisory Board. Excluded from membership of the Supervisory Board are individuals who have a financial interest in enterprises competing with the Bank, or are members of the governing bodies of, or are employees of other credit institutions. These provisions do not apply to members of executive bodies of savings banks and other institutions in respect of which reciprocity is ensured.

(5) Membership of the Supervisory Board terminates, if the prerequisites under which the appointment was effected cease to exist. Whether or not this is the case shall be determined by the party having nominated the member.

## § 7 Responsibilities of the Supervisory Board

(1) The Supervisory Board shall supervise the conduct of business.

(2) The Supervisory Board shall in particular be responsible for:
1. issuance of rules of procedure for the Supervisory Board and its committees,
2. guidelines for the banking business without prejudice to the rights of the Guarantors' Meeting pursuant to Section 4, Subsection 1, No. 3,
3. principles relative to the employment of staff,

4. exemption of the members of the Managing Board from the restrictions under Section 181 German Civil Code (Bürgerliches Gesetzbuch) for certain legal transactions or for certain types of legal transactions.

(3) The Management needs the approval of the Supervisory Board for:
1. participations,
2. acquisition, disposal and encumbrance of real estate and rights equivalent to real estate, with the exception of acquisitions and disposals designed to avert losses,
3. calling in of the nominal capital from those contributing to the nominal capital.

(4) The Supervisory Board shall propose the auditor to the Guarantors' Meeting. The Supervisory Board shall examine the annual accounts as adopted by the Managing Board, the annual report and the proposal for the appropriation of disposable profits. The Supervisory Board shall present a written report on the results of this examination to the Guarantors' Meeting. This report shall explain how, and to what extent the Supervisory Board has supervised the conduct of the Bank's affairs during the year. The Supervisory Board shall also comment on the results of the examination of the annual accounts through the auditors. At the end of its report, the Supervisory Board shall state whether, based on the final result of the examination any objections will be made, or whether it will accept the annual accounts as adopted by the Managing Board and thereafter propose formal discharge of the Managing Board.

## § 8 Meetings of the Supervisory Board

(1) The Supervisory Board shall be convened by the Chairman as often as the business situation requires. It must be convened:
1. at the request of the Vice Chairman,

2. on the application of the Managing Board,
3. on the application of at least five of its members or
4. at the request of the regulatory authority.

(2) The convening notice shall state the agenda and must be dispatched in sufficient time to reach the members not later than 14 days before the meeting. In particularly urgent cases, this time limit may be dispensed with and the members notified in some other manner.

(3) The Supervisory Board shall constitute a quorum when at least half the members pursuant to Section 6, Subsection 1, No. 1, including the Chairman or his Vice Chairman, are present. If there is no quorum a new meeting may be convened to attend to the same agenda within two weeks. This second meeting shall constitute a quorum irrespective of the number of members present. This fact must be explicitly stated in the convening notice for the second meeting.

(4) Resolutions are passed by the majority of votes of the members present pursuant to Section 6, Subsection 1, No. 1. Members shall cast their votes on their own responsibility and shall not be subject to directions.

(5) The meetings of the Supervisory Board shall not be public. Managing Board members attend the meetings in an advisory capacity. The Supervisory Board can deal with items on the agenda in the absence of all or any individual members of the Managing Board. The Supervisory Board may bring outside experts and informants into the discussion of individual items.

(6) In urgent cases, the Chairman of the Supervisory Board may carry out a vote by written correspon-

dence. Resolutions passed in this way shall be adopted if no member pursuant to Section 6, Subsection 1, No. 1 opposes the procedure, and if a majority of members consent to the resolutions submitted pursuant to Section 6, Subsection 1, No. 1.

(7) Resolutions passed by the Supervisory Board shall be recorded in writing. This record shall indicate the names of the participants in the meeting, the items discussed and the conclusions reached. These minutes shall be signed by the Chairman, by a further member of the Supervisory Board who attended the meeting and by the secretary and shall be sent to the members of the Supervisory Board.

## § 9 Credit Committee

(1) The Supervisory Board shall form a Credit Committee from among its members. The Credit Committee shall consist of:

1. the Chairman of the Supervisory Board,
2. one Vice Chairman appointed by the Guarantors,
3. three further members of the Supervisory Board pursuant to Section 6, Subsection 1, No. 1 or their substitutes pursuant to Section 6, Subsection 1, Sentence 6.

A further member of the Supervisory Board may be appointed pursuant to Section 6, Subsection 1, No. 1 or his substitute pursuant to Section 6, Subsection 1, Sentence 6 in an advisory capacity.

Substitutes shall be appointed for every member pursuant to Sentence 2, No. 1 to 3 and Sentence 3 who also have to be members of the Supervisory Board pursuant to Section 6, Subsection 1, No. 1, or substitutes pursuant to Section 6, Subsection 1, Sentence 6.

(2) The Credit Committee shall concern itself with deciding on matters of credit and investment busi-

ness in accordance with the principles and guidelines laid down by the Supervisory Board.

(3) The Credit Committee shall constitute a quorum if at least four members, including the Chairman or the Vice Chairman, are present.

(4) In urgent cases, the Chairman of the Credit Committee may carry out a vote by written correspondence. Resolutions passed in this way shall be adopted if all those members who can be reached express their consent to the resolution submitted.

(5) In matters where the approval of the Credit Committee is required, but where the Committee cannot be convened in time and where, on careful consideration of the circumstances, it is feared that any delay may be detrimental to the Bank, the Managing Board may pass a resolution by unanimous vote without the approval of the Credit Committee. Business thus transacted shall be presented to the next meeting of the Credit Committee for information.

## § 10 Audit Committee

(1) The Supervisory Board shall establish an Audit Committee. It consists of a Chairman to be appointed by the Guarantors and of three further members of the Supervisory Board pursuant to Section 6, Subsection 1, No. 1. In place of the members of the Supervisory Board the Audit Committee may appoint up to two deputy members pursuant to Section 6, Subsection 1, Sentence 6.

(2) The Audit Committee shall carry out examinatory tasks assigned to it by the Supervisory Board. It may examine any business transaction at its own discretion. The Audit Committee prepares the tasks assigned to the Supervisory Board in Section 7, Subsection 4 of the Statutes.

(3) The Audit Committee reports to the Supervisory Board, but in case of Subsection 2, Sentence 2 to the Chairman and the Vice Chairman of the Supervisory Board.

## § 11 Expert Advisory Council of the Savings Banks (Sparkassen-fachbeirat)

(1) An Expert Advisory Council will be established - with regard to the cooperation of the Bank with Landesbank Baden-Württemberg - as central bank to the savings banks of Rheinland-Pfalz, the cooperation between both Landesbanks and the savings banks as well as their allied enterprises.

(2) The Expert Advisory Council is composed of eight chairmen of the Managing Boards of the savings banks of Rheinland-Pfalz, delegated by the Savings Banks and Giro Association of Rheinland-Pfalz, and of its President. The Savings Banks Association of Baden-Württemberg may delegate a Chairman of the Managing Board of a Baden-Württemberg savings bank. A substitute shall be designated for each of the members.

(3) The members and their substitutes shall be delegated for a term of five years. A new member shall be delegated one month before the expiration of the term of office at the latest. The members and their substitutes may be removed at any time. Repeated delegations are permitted.

(4) The members of the Expert Advisory Council shall elect its Chairman and its Vice Chairman from among its members.

(5) The Chairman of the Managing Board of LRP Landesbank Rheinland-Pfalz and one member each of the Managing Board of both LRP Landesbank Rheinland-Pfalz and Landesbank Baden-Württemberg, who are responsible for savings banks matters, shall participate in the meetings of the Expert Advisory Council in an advisory capacity.

In case of need, the Expert Advisory Council may request the participation of further members of the Managing Board.

(6) The Expert Advisory Council shall establish its own rules of procedure.

**§ 12 Tasks of the Expert Advisory Council of the Savings Banks**

(1) The Expert Advisory Council shall safeguard the interests of the savings banks vis-à-vis LRP Landesbank Rheinland-Pfalz and Landesbank Baden-Württemberg and advises the Landesbanks in their function as central bank to the State. In this function it is responsible for:
1. monitoring the compliance with all agreements,
2. the provision of services including the pricing on behalf of the savings banks,
3. complementing the product range of the Landesbanks on behalf of the savings banks,
4. principle issues regarding the cooperation and new agreements between the Landesbanks and the savings banks as well as their enterprises within the partnership.

In this respect, the Expert Advisory Council may request pertinent information to be provided by the Managing Board of the respective Landesbank.

(2) The Managing Board of the Landesbank concerned shall provide the Expert Advisory Council with all documents required in this matter pursuant to Subsection 1 for consultation.

(3) If no agreement is reached between the Expert Advisory Council and the Managing Board concerned, both parties may take recourse to the Supervisory Board to act as intermediary.

(4) The appointment and removal of the member of the Managing Board of the Bank, who is responsible for matters concerning the savings banks of

Rheinland-Pfalz has to be heard by the Expert Advisory Council.

### § 13 Meetings of the Executive Bodies, the Committees and the Expert Advisory Council of the Savings Banks

Members of the executive bodies of the Bank, the committees and the Expert Advisory Council of the Savings Banks must not participate in these meetings, if they, their spouse, close relatives or relatives related by marriage are personally involved or affected by economic interests. In case of doubt, the executive body concerned, its committee or the Expert Advisory Council decide in a closed session without the participation of the persons involved whether or not there are any reasons for exclusion. For the meetings of the committees and the Expert Advisory Council Section 8, Subsections 4, 5 and 7 shall apply accordingly.

### § 14 Managing Board - Composition

(1) The Managing Board shall consist of not less than three members. One member shall be appointed Chairman, another member Vice Chairman. Deputy members may be appointed.

(2) Members of the Managing Board shall be employed by private contract for a term of not more than five years.

### § 15 Managing Board - Responsibilities

(1) The Managing Board shall conduct the Bank's business on its own responsibility. It shall propose the allocation of responsibilities to the Guarantors' Meeting. The allocation specifies who decides on staff matters and who shall be the principal as defined in the Representation of Employees Act of the State of Rheinland-Pfalz.

(2) The Chairman of the Managing Board shall convene and preside over the meetings and shall supervise the implementation of resolutions passed by the Bank's governing bodies. The Managing Board shall constitute a quorum when at least half of its members are present. Unless otherwise specified by law, the Statutes or the Managing Board's

procedural rules, the Managing Board shall pass resolutions by a majority vote of those members present.

(3) At the beginning of the financial year the Managing Board reports on its planned business policy and forecasts of business development to the Supervisory Board. In addition, the Managing Board shall report each quarter to the Supervisory Board on the course of business and the situation of the Bank in general and on its profitability and liquidity position in particular. Over and above this, the Managing Board shall report to the Chairman and the Vice Chairman of the Supervisory Board on other important events and shall provide the Supervisory Board with information.

## § 16 Representational and Signing Authority, Seal of Office

(1) The Managing Board is both the legal and extrajudicial representative of the Bank. The Chairman of the Supervisory Board shall represent the Bank in its dealings with members of the Managing Board.

(2) All written statements made by the Bank's name shall bear the designation "LRP Landesbank Rheinland-Pfalz" and require the signatures of two members of the Managing Board. For representation in the Bank's routine business, the Managing Board may arrange for joint signature by one of its members and an employee or by two employees. The Managing Board may, in case of exemption from the restrictions imposed by Section 181 of the German Civil Code (BGB) by resolution of the Supervisory Board, exempt employees of the Bank from these restrictions as defined by Section 181 of the German Civil Code. In addition, the Managing Board may make further arrangements which shall be posted in the banking hall or notified in the list of authorized signatures or in some other appropriate manner.

(3) Any document which meets the requirements under Subsection 2 shall be legally binding on the Bank, irrespective of whether it is in conformity with the other provisions of these Statutes or with resolutions passed by the Supervisory Board.

(4) The Bank shall hold a seal bearing the coat of arms of the State of Rheinland-Pfalz and the inscription "LRP Landesbank Rheinland-Pfalz".

(5) Any documents of the Bank which bear the seal of office shall be official documents as defined in Sections 415 et seq. of the Code of Civil Procedure (Zivilprozessordnung).

### § 17 Advisory Boards

(1) The Chairman of the Supervisory Board may, acting in agreement with his deputies and the Managing Board, establish advisory boards. Such Boards shall offer the Bank expert advice on economic and business questions.

(2) An advisory board may have up to 25 members. They shall be appointed by the Chairman of the Supervisory Board in agreement with his deputies and the Managing Board.

(3) Members shall be appointed for a term of five years.

### § 18 Secrecy

Members of the Bank's executive bodies, of the committees and of the advisory boards are bound to secrecy concerning all the Bank's business. This obligation shall remain binding upon them after their membership has ceased.

### § 19 Annual Statement of Accounts

(1) The financial year is the calendar year.

(2) The Managing Board shall draw up the annual accounts (balance sheet and statement of income)

and an annual report not later than three months after the close of each financial year and shall have these documents audited by the auditor appointed by the Guarantors' Meeting. The annual accounts, annual report and the audit report shall be submitted to the Supervisory Board and the regulatory authority without delay. The Supervisory Board shall pass these documents to the Guarantors' Meeting together with its own report which shall, at the same time, be passed to the regulatory authority.

### § 20 Appropriation of Net Profit

(1) At least 10 % of the net profit at the end of the financial year shall be appropriated to the statutory reserves.

(2) The remaining profit, to the extent that it is not used for further strengthening the other reserves from retained earnings shall be distributed as dividend on the paid-up nominal capital.

### § 21 Announcements

Unless otherwise specified, the Bank shall publish its announcements in the Federal Gazette (Bundesanzeiger) and in the State Gazette of Rheinland-Pfalz (Staatsanzeiger für Rheinland-Pfalz).

### § 22 Settlement between the Guarantors

(1) Within the limits of their liability under Section 26 of the Savings Banks Act, the Guarantors between themselves shall be liable corresponding to their respective share in the paid-up nominal capital.

(2) In the event of liquidation of the Bank any assets remaining after the liquidation shall accrue to the Guarantors according to their share in the nominal capital of the Bank.

### § 23 Effective Date

These Statutes will become effective on the day of their publication. Simultaneously, the Statutes as last amended on 20 October 2004 shall become inoperative.

## APPENDIX

Savings Banks Act of the State of Rheinland-Pfalz
dated 1 April 1982
as modified by the 8th and 9th State Law regarding the amendment of the Savings Banks Act

**In bold letters** = amendments by the 8th State Law regarding the amendment of the Savings Banks Act effective as of 28 December 2004.
***In bold letters and italics*** = amendments as of 19 July 2005.

### § 26 LRP Landesbank Rheinland-Pfalz

(1) LRP Landesbank Rheinland-Pfalz **(Landesbank)** is an institution established under public law (Anstalt des öffentlichen Rechts) and has its head office in Mainz. Landesbank shall hold a seal bearing the coat of arms and the inscription "**LRP Landesbank Rheinland-Pfalz**". Landesbank is entitled to establish branches.

(2) Guarantors of the Landesbank shall be public law entities. Each Guarantor guarantees the obligations of Landesbank to an unlimited extent. Creditors of Landesbank can only demand payment from the Guarantors to the extent they are not paid out of the assets of Landesbank. The Guarantors ensure that Landesbank is able to meet its obligations (Maintenance Obligation / Anstaltslast).

***(2) The Owners of the Landesbank shall be public law entities. They shall assist Landesbank in the fulfillment of its tasks on the condition that Landesbank has no claim against the owners or that the owners are not otherwise obliged to provide Landesbank with funds. Landesbank shall be liable for its obligations with all its assets. The liability of the owners shall be restricted to their statutory share capital.***

(3) Landesbank is a state, municipal and central bank to the savings banks. It conducts all types of banking and other business provided for in its Statutes. Landesbank is entitled to grant government and state loans for the promotion of residential housing and urban development as well as for the promotion of residential housing refurbishment and to issue administrative acts, while remaining neutral regarding competition. Transfer of responsibilities in the area of urban development promotion is subject to an ordinance issued by the ministry concerned. Landesbank assists the State of Rheinland-Pfalz, its municipalities and the savings banks in fulfilling their duties. Its activities have to be conducted in accordance with commercial principles, taking into account the public welfare. Landesbank is suitable for the investment of funds held in trust.

(4) The entrepreneurial management of Landesbank shall be defined and controlled jointly by all Guarantors; details shall be laid down in a contract.

Landesbank's executive bodies are:
1. the Guarantors' Meeting,
2. the Supervisory Board and
3. the Managing Board.

One third of the members of the Supervisory Board are employees of Landesbank, they attend the meetings in an advisory capacity.

(4) The entrepreneurial management of Landesbank shall be defined and controlled jointly by all ***Owners;*** details shall be laid down in a contract.

Landesbank's executive bodies are:
1. the ***Owners' Meeting,***
2. the Supervisory Board and
3. the Managing Board.

One third of the members of the Supervisory Board are employees of Landesbank; they attend the meetings in an advisory capacity.

(5) The Guarantors' Meeting issues the Statutes of Landesbank within the framework of the pertinent law; it has to be approved by the regulatory authorities and has to be published in the State Gazette of Rheinland-Pfalz (Staatsanzeiger für Rheinland-Pfalz).

(5) The ***Owners' Meeting*** issues the Statutes of Landesbank within the framework of the pertinent law; it has to be approved by the regulatory authorities and has to be published in the State Gazette of Rheinland-Pfalz (Staatsanzeiger für Rheinland-Pfalz).

(6) The Guarantors' Meeting can resolve that Landesbank, in order to strengthen its liable funds, takes in deposits of silent partners pursuant to Section 10, Subsection 4 of the governing Banking Law (Gesetz über das Kreditwesen), if this is provided for in the Statutes. Overall capital contributions pursuant to Sentence 1 must not exceed 49 % of the liable funds.

(6) The ***Owners' Meeting*** can resolve that Landesbank, in order to strengthen its liable funds, takes in deposits of silent partners pursuant to Section 10, Subsection 4 of the governing Banking Law (Gesetz über das Kreditwesen), if this is provided for in the Statutes. Overall capital contributions pursuant to Sentence 1 must not exceed 49 % of the liable funds.

(7) **By resolution of the Supervisory Board, the Members of the Managing Board may be exempt from the restrictions of Section 181 of the German Civil Code (Bürgerliches Gesetzbuch) for**

**certain transactions or for certain types of transactions.**

**§ 26 c Transfer of Ownership and the Interest in the Nominal Capital of LRP Landesbank Rheinland-Pfalz [...]**

(1) Subject to the approval by the federal state, ownership of the **Landesbank [...]** and the interest in its nominal capital may be transferred in full or in part. [...] It must be ensured that the acquirer accepts the Maintenance Obligation / Anstaltslast and the Guarantee Obligation / Gewährträgerhaftung. In case of a transfer to private owners, the approval may be granted only if the transfer of public powers described in Subsection 3 is ensured.

(1) Subject to the approval by the federal state, ownership of the Landesbank [...] and the interest in its nominal capital may be transferred in full or in part. [...] ***It must be ensured that the acquirers accept the ownership responsibility pursuant to Section 26, Subsection 2, Sentence 2 [...].*** In case of a transfer to private owners, the approval may be granted only if the transfer of public powers described in Subsection 3 is ensured.

(2) According to Section 26, Subsection 2 [...] as well as the respective Statutes, ownership entails the following tasks, rights and duties:
1. the owners hold the interest in the nominal capital and support and assist the Bank in fulfilling its public tasks and strengthening its competitiveness,
2. in the context of No. 1 the owners are entitled to determine the tasks of Landesbank,
3. the owners have the right to appoint members to the Landesbank's executive bodies,
4. the owners have a right to distribution of profits,
5. the assets of Landesbank are assigned to the owners, including the right to liquidation proceeds.

(3) The transfer of ownership and the interest in the nominal capital to a legal entity under private law requires a transfer of public powers by the federal state. The transfer may be granted if the fulfillment of the tasks and duties associated with ownership is ensured. For this purpose, the transfer may be subject to additional provisions.

(4) Supervision of the transferee is the task of the responsible ministry (Section 28, Subsection 2); it ensures that the transferee fulfills its tasks and duties listed under Subsection 2; for this purpose, the ministry may issue instructions. In particular, the transferee must inform the supervisory authority timely of the persons it intends to appoint to the Guarantors' Meeting and the Supervisory Board. Regardless of its rights vis-à-vis Landesbank under Section 29, Subsection 8, the supervisory authority may reject the appointment of individual members of the Guarantors' Meeting and the Supervisory Board if they do not provide sufficient guarantee that they will fulfill the tasks and duties associated with ownership; if the members of these bodies prove to be unable to fulfill these requirements after their appointment, the supervisory authority may require the transferee to recall these members.

(4) Supervision of the transferee is the task of the responsible ministry (Section 28, Subsection 2); it ensures that the transferee fulfills its tasks and duties listed under Subsection 2; for this purpose, the ministry may issue instructions. In particular, the transferee must inform the supervisory authority timely of the persons it intends to appoint to the ***Owners' Meeting*** and the Supervisory Board. Regardless of its rights vis-à-vis Landesbank under Section 29, Subsection 8, the supervisory authority may reject the appointment of individual members of the ***Owners' Meeting*** and the Super-

visory Board if they do not provide sufficient guarantee that they will fulfill the tasks and duties associated with ownership; if the members of these bodies prove to be unable to fulfill these requirements after their appointment, the supervisory authority may require the transferee to recall these members.

## § 30 a Liability of the Owners from 19 July 2005

*(1) The owners of the savings bank on 18 July 2005 are responsible for the honouring of all liabilities of the savings bank existing at this date. For these liabilities agreed by 18 July 2001 this applies without time limit; for those agreed afterwards until 18 July 2005, this applies only if their maturity does not go beyond 31 December 2015. The owners will immediately honour their obligations from Guarantee Obligation / Gewährträgerhaftung vis-à-vis the creditors of liabilities agreed until 18 July 2005 as soon as they have stated, when these liabilities come due, in due manner and in writing that the creditors cannot be satisfied out of the assets of the savings bank. Liabilities of the savings bank arising from its own Guarantee Obligation / Gewährträgerhaftung or comparable liability commitments or from an obligation resulting from its membership as Guarantor of a savings banks association shall be agreed and due in the meaning of Sentences 1 to 3 at the same time as the liabilities secured by such obligation. Several owners are jointly and severally responsible, in their internal relationship according to their shares.*

*(2) Subsection 1 applies for Landesbank [...] accordingly.*

1-10 1/05 1,500

Landesbank Rheinland-Pfalz
Bleiche 54-56
55098 Mainz
(+49 61 31) 13-01
(+49 61 31) 13-27 24
LRP@LRP.de
www.lrp.de